Exhibit 1.01
Conflict Minerals Report
for the year ended December 31, 2021
The date of filing of this Conflict Minerals Report is May 23, 2022

I. Introduction

Unless the context indicates otherwise, the terms “we,” “its,” “us,” and “our” refer to Masco Corporation and its consolidated subsidiaries. The “Conflict Minerals Rule” means, collectively, Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Form SD. As used in this Conflict Minerals Report and consistent with the Conflict Minerals Rule, “Conflict Minerals” or “3TG” are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to their location of origin.

Masco Corporation has included this Conflict Minerals Report for the year ended December 31, 2021 as an exhibit to its Form SD pursuant to the Conflict Minerals Rule. We do not incorporate the information contained on our website into this Conflict Minerals Report or the Form SD, and such information should not be considered part of this Conflict Minerals Report or our Form SD.

II. Applicability of the Conflict Minerals Rule to our Business

We are a global leader in the design, manufacture and distribution of branded home improvement and building products. We are subject to the Conflict Minerals Rule because a portion of the products that we manufacture or contract to manufacture contains 3TG that are necessary to the functionality or production of the products. Each of our in-scope products contains one or more of the 3TGs.

We do not directly source 3TG from mines, smelters or refiners, and we believe that we are, in most cases, many levels removed from, and have limited influence over, these market participants. However, through the efforts described in this Conflict Minerals Report, and as part of our reasonable country of origin inquiry and due diligence processes, we endeavored in good faith to determine if any of the 3TG necessary to the functionality or production of the products that we manufactured or contracted to manufacture originated in the Democratic Republic of the Congo (“DRC”) or any adjoining country (as defined in the Conflict Minerals Rule) and, if so, whether the 3TG was obtained from sources that directly or indirectly financed or benefited an armed group (as defined in the Conflict Minerals Rule) in the DRC or an adjoining country.

III. Our Conflict Minerals Policy

We have adopted and communicated to our suppliers a Conflict Minerals policy (the “Conflict Minerals Policy”). Our Conflict Minerals Policy is part of our Supplier Business Practices Policy, which is available at https://masco.com/our-suppliers/. This policy also is referenced in our purchase order terms and conditions.

Our Conflict Minerals Policy states our expectations that our suppliers source 3TG from suppliers that meet the requirements of our Supplier Business Practices Policy, implement traceability measures for 3TG and provide us with all requested information, including information about all suppliers in their supply chains, so that we can comply with the Conflict Minerals Rule.

We do not support the embargoing of 3TG from the DRC region; we support continued responsible sourcing from the region.

IV. Reasonable Country of Origin Inquiry Information

As required by the Conflict Minerals Rule, we conducted a “reasonable country of origin inquiry” (“RCOI”) covering 2021.

We designed our RCOI in good faith to determine the origin of 3TG that are necessary to the functionality or production of products that we manufacture or contract to manufacture. To the extent applicable, for our RCOI, we utilized the same processes and procedures that we used for our due diligence, particularly Steps 1 and 2 of the OECD Due Diligence Guidance (as defined below), which are described below in this Conflict Minerals Report. Our outreach included those direct suppliers that we identified as having provided us with components, parts or products that contain or may contain 3TG.

To identify and assess risk in our supply chain, we determined which of our products and vendors were potentially in-scope for purposes of the Conflict Minerals Rule through review of product specifications, bills of material, direct supplier inquiries and other relevant information. We used the Conflict Minerals Reporting Template (“CMRT”), developed by the Responsible Minerals Initiative (the “RMI”), to identify smelters and refiners in our supply chain, and we requested that our direct suppliers that provided us with components, parts or products containing, or that we believe may have contained, 3TG, submit information to us by completing the CMRT. The information requested included the usage and processing source of 3TG in each direct supplier’s components, parts and products, as well as information concerning the direct supplier’s related compliance efforts.

Pursuant to the Conflict Minerals Rule, based on the results of our RCOI, we were required to exercise due diligence for 2021. Our due diligence efforts are discussed below.

V. Due Diligence Program

We designed our due diligence program relating to 3TG to conform, in all material respects, with the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition) (the “OECD Due Diligence Guidance”). Our diligence processes included all five steps of the OECD Due Diligence Guidance. We performed these processes for the 2021 reporting period, or continually perform such processes on an ongoing basis. The headings below conform to the OECD Due Diligence Guidance.

Step 1: Establish strong company management systems

a.3TG compliance team

We have a 3TG compliance team that includes individuals from the appropriate domestic and international business units and departments, including compliance, finance, procurement, sales, and legal. Leadership of the 3TG compliance team resides with our Director - Global Supply Chain Services. The team is overseen by individuals in upper management roles, including our Vice President, Chief Financial Officer, our Vice President, Masco Operating System, and our Vice President, General Counsel, to help ensure critical information, including the Company’s Conflict Minerals Policy, reaches relevant employees and direct suppliers.

We also used a third-party information management service provider to complement our internal management processes (the “Service Provider”) and to communicate with our direct suppliers regarding our Conflict Minerals Rule compliance. Certain of the procedures described in this Conflict Minerals Report were performed by the Service Provider on our behalf.

In addition, specialist outside counsel advises on certain aspects of our compliance program.

b.    Conflict Minerals Policy

Our Conflict Minerals Policy, which is incorporated into our Supplier Business Practices Policy, is communicated both internally and externally to our direct suppliers. In addition, our Supplier Business Practices Policy is publicly available in multiple languages on our website.

Under our standard supplier contracts and purchase order terms and conditions, all suppliers in our supply chain are required to comply with our Supplier Business Practices Policy, which includes our Conflict Minerals Policy.

Our Supplier Business Practices Policy states that we encourage responsible sourcing and do not discourage suppliers from sourcing from the DRC region, to the extent that they are doing so responsibly.

c.    Internal engagement

We train our 3TG compliance team and other relevant internal personnel on the Conflict Minerals Rule, the OECD Due Diligence Guidance and our compliance plan, including the goals of our program and our reporting obligations as a direct supplier and a reporting company under the Exchange Act.

d.    Direct supplier engagement

We provide our direct suppliers with an overview of the Conflict Minerals Rule and other training materials. Certain of the overview materials have been translated into multiple languages. We also provide our direct suppliers with the CMRT to gather information about the usage and processing sources of 3TG in their components, parts and products and their related compliance efforts. In prior compliance periods, in-person direct supplier trainings have been conducted in Asia to educate a portion of our supply base on our Supplier Business Practices Policy, including the Conflict Mineral Rule, to help ensure the quality and completeness of the CMRTs received from our direct suppliers.

e.    Records management

We have a formal records maintenance process under which we maintain records relating to our 3TG compliance program in accordance with the OECD Due Diligence Guidance recommended record retention guidelines.

Step 2: Identify and assess risks in our supply chain

a. Identified in-scope products

Our 3TG compliance team conducted a review of the products manufactured or contracted to be manufactured by us during the 2021 reporting period, to identify products that should be deemed in-scope, or potentially in-scope, for purposes of our direct supplier outreach and reporting.

b. Conducted RCOI

We utilized the most recent version of the industry-developed CMRT to survey our direct suppliers for 3TG-related information. We requested this information from the direct suppliers from whom we purchased materials or components for the products deemed in-scope, or potentially in-scope, by our 3TG compliance team. We then reviewed the completed responses and, where appropriate, followed up with direct suppliers that did not fully respond to our request or submitted a response that we believed to be inconclusive, incomplete or erroneous, or that triggered other specified quality control concerns. Based on our evaluation of the responses from the CMRTs submitted by our direct suppliers, we determined our reporting obligation, required due diligence and other appropriate follow up action. See Appendix A for a list of smelters and refiners and countries of origin identified through the RCOI process.

c. Completed additional follow-up

We contacted direct suppliers multiple times as needed to request detailed 3TG-related information by the requested date. We also contacted direct suppliers that did not provide complete responses. In addition, we worked to clarify and validate the accuracy of information provided by our direct suppliers by responding to our direct suppliers with standardized feedback questions to address any issues or uncertainty with the CMRTs provided, and to obtain additional 3TG-related information specific to our supply-chain.

d. Smelter assessment and validation

To the extent that a completed response identified a smelter or refiner, we reviewed this information against the lists of “Conformant” and “Active” (as these terms are defined on Appendix A) smelters and refiners and country of origin information designated by the RMI’s Responsible Minerals Assurance Process (“RMAP”). The RMAP manages independent, third-party audits of smelters and refiners to determine which can be validated as having systems in place to that help ensure the minerals are responsibly sourced according to the OECD Due Diligence Guidance. To the extent that a smelter or refiner identified by a direct supplier was not listed as Conformant, we consulted publicly available information to attempt to determine whether that smelter or refiner is known to obtain 3TG from sources that directly or indirectly finance or benefit armed groups in the DRC or an adjoining country.

Our Service Provider maintains a database of smelter and refiner aliases to reconcile direct suppliers’ smelter and refiner lists to the list of RMI smelters and refiners. We utilized this database in connection with our due diligence. We also cross-checked identified smelters and refiners against the lists published by the RMI, London Bullion Market Association (the “LBMA”), and the Responsible Jewellery Council (the “RJC”). If an identified entity was not present on those lists, we or the Service Provider either attempted to contact the listed entity or contacted the RMI to determine whether that entity was a smelter or refiner.

Step 3: Design and implement a strategy to respond to identified risks

Our risk management plan included the following:

a. Reported to senior management; Designed and implemented a plan

Our 3TG compliance team reported the findings of its supply chain risk assessment to senior management with oversight for our compliance program (as described earlier in this Conflicts Minerals Report). We reviewed these findings and the 3TG compliance team’s plans to respond to the risks identified in the due diligence process. The plans included communicating with direct suppliers, smelters and refiners and further developing steps to improve our due diligence process, as described below and under “Steps to Improve Due Diligence.”

For risk mitigation, we used our risk rating criteria to evaluate each direct supplier based on the content and quality of the responses provided within its CMRT, as well as any additional documentation provided to support those responses. The resulting risk ratings are used to develop specific direct supplier outreach and training to address the identified risks and to take corrective actions with direct suppliers that are not in compliance with our Conflict Minerals Policy. This flexible approach enables us to tailor the response to the risks identified. This includes additional outreach to suppliers who failed to respond to our multiple requests for information, suppliers who provided inconsistent or erroneous information, and suppliers who indicated they had received responses from less than 50% of their in-scope suppliers. In addition, our 3TG compliance team along with our Service Provider reviews our suppliers’ responses to verify the validity of SORs reported, the audit status of such SORs and the country of origin of the minerals processed at such facilities.

b. Smelter and refiner assessment, validation and improvement

We utilized information made available by the RMI to its members to monitor smelter and refiner improvement. In addition, as noted above, our Service Provider maintains a database of smelter and refiner aliases that was used to reconcile direct suppliers’ smelter and refiner lists to the RMI’s list of smelters and refiners. For smelters and refiners that were not Conformant, we sent them a communication to encourage their participation in the RMAP and requested the smelter or refiner provide the mines and locations from which it sources to assist in identifying all countries of origin. Additionally, we sent communications to all direct suppliers that reported smelters or refiners not listed as Conformant to request that the direct suppliers encourage the smelter or refiner to participate in the RMAP.

Step 4: Carry out independent third-party audit of smelter/refiner's due diligence practices

We used and relied on information provided by the independent third-party audit programs of the RMI, LBMA and RJC to verify Conformant or equivalent status of the smelters and refiners identified during our due diligence.

We are a member of the RMI and, as such, carry out and support third party audits of smelters and refiners through our membership. As a member, we have relied on the RMI to determine the country of origin of 3TG in our products in addition to our own efforts of reaching out to smelters and refiners.

Step 5: Report annually on supply chain due diligence

We file a Form SD, and to the extent applicable a Conflict Minerals Report, with the SEC and make them available on our website at https://investor.masco.com/financial-information/sec-filings/default.aspx.

VI. Product Information

Notwithstanding our due diligence efforts, due to the challenges of tracing a multi-tier supply chain, for 2021, we were unable to determine the origin of at least a portion of the 3TG contained in each of the products that we manufactured or contracted to manufacture to the extent that the 3TG were necessary to the functionality or production of the products. The in-scope product categories included the categories described below. However, not all of our products in each of these categories were in-scope for purposes of our compliance with the Conflict Minerals Rule.

Plumbing Products: Faucets; showerheads and handheld showers; valves; tub and shower systems; bath and shower enclosure units; shower trays and toilets; sinks and kitchen accessories; spas and exercise pools and systems; brass and copper plumbing system components; and other plumbing specialties.

Decorative Architectural Products: Decorative and outdoor lighting; cabinet and door hardware; decorative bath hardware and shower accessories; and coating applicators.

For a further discussion of these products, see our Annual Report on Form 10-K for the year ended December 31, 2021. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or our Form SD.

We have made efforts to determine the mine or location of origin of the necessary 3TG contained in our in-scope products by requesting that our direct suppliers provide us with a completed CMRT. Where a smelter or refiner was identified, we also reviewed information made available by the RMI to its members and publicly available information, in each case to the extent available, to try to determine the mine or location of origin.

The facilities listed in Appendix A have been identified by our direct suppliers as having processed the necessary 3TG contained in our in-scope products. The facilities listed in Appendix A may not be all of the smelters and refiners in our supply chain, since not all of our direct suppliers identified the facilities that processed some of the necessary 3TG content contained in our in-scope products, and since we did not receive responses from all of our direct suppliers. In addition, not all of the included smelters and refiners may have processed the necessary 3TG contained in our in-scope products, since some direct suppliers may have reported to us smelters and refiners that were not in our supply chain, due to over-inclusiveness in the information received from their suppliers or for other reasons.

VII. Steps to Improve Due Diligence

In addition to the due diligence steps that we took for the 2021 reporting period, which we intend to continue to take for the 2022 reporting period to the extent applicable, we intend to improve our due diligence for the 2022 reporting period by:

• Reviewing and, if determined to be appropriate, enhancing our training programs to educate suppliers on our Supplier Business Practices Policy, which will include training on the Conflict Minerals Rule;

• Ensuring any newly acquired businesses are trained on our Conflict Minerals Policy and expectations;
• Reviewing and, if determined to be appropriate, improving our communications regarding our sourcing expectations we provide to new suppliers during the onboarding process, including communicating our Supplier Business Practices Policy and emphasizing that we do not support the embargoing of 3TG from the DRC region, but that we do support their responsible sourcing from the region;

• Engaging with direct suppliers that did not provide a response for the 2021 reporting period or provided incomplete responses to enhance our data collection for the 2022 reporting period;
• Collecting product-level or user-defined level responses from direct suppliers where determined to be useful;
• Considering whether updates to the Conflict Minerals Policy are appropriate to help ensure alignment with market practice and advances in traceability; and
• Evaluating methods, in addition to reviewing information available by the RMI, to determine country of origin information, including directly contacting smelters and refiners that have not been audited.

Appendix A

Capitalized terms used and not otherwise defined in this Appendix have the meanings indicated in our Conflict Minerals Report.

Smelter and Refiner and Country Location Information

In connection with our reasonable country of origin inquiry and due diligence, as applicable, our suppliers identified to us the smelters and refiners listed below as having processed the necessary 3TG contained in our in-scope products for 2021. Our Conflict Minerals Report and the notes that accompany the table contain additional information concerning the information in the table.

RMI Metal	RMI Standard Smelter Name	RMI Country	Status
Gold	Agosi AG	GERMANY	Conformant
Gold	Western Australian Mint (T/a The Perth Mint)	AUSTRALIA	Conformant
Gold	Aida Chemical Industries Co., Ltd.	JAPAN	Conformant
Gold	Asahi Pretec Corp.	JAPAN	Conformant
Gold	AngloGold Ashanti Corrego do Sitio Mineracao	BRAZIL	Conformant
Gold	Asaka Riken Co., Ltd.	JAPAN	Conformant
Gold	Aurubis AG	GERMANY	Conformant
Gold	Heraeus Germany GmbH Co. KG	GERMANY	Conformant
Gold	Heraeus Metals Hong Kong Ltd.	CHINA	Conformant
Gold	JX Nippon Mining & Metals Co., Ltd.	JAPAN	Conformant
Gold	LS-NIKKO Copper Inc.	KOREA, REPUBLIC OF	Conformant
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	CHINA	Conformant
Gold	Tanaka Kikinzoku Kogyo K.K.	JAPAN	Conformant
Tantalum	TANIOBIS Smelting GmbH & Co. KG	GERMANY	Conformant
Tin	Alpha	UNITED STATES OF AMERICA	Conformant
Tin	PT Refined Bangka Tin	INDONESIA	Conformant
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CHINA	Conformant
Tin	China Tin Group Co., Ltd.	CHINA	Conformant
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	CHINA	Conformant
Tin	Dowa	JAPAN	Conformant

Tin	EM Vinto	BOLIVIA (PLURINATIONAL STATE OF)	Conformant
Tin	Estanho de Rondonia S.A.	BRAZIL	Conformant
Tin	Fenix Metals	POLAND	Conformant
Tin	Minsur	PERU	Conformant
Tin	Gejiu Kai Meng Industry and Trade LLC	CHINA	Non-Conformant
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	CHINA	Conformant
Tin	Gejiu Zili Mining And Metallurgy Co., Ltd.	CHINA	Conformant
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	CHINA	Conformant
Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA	Conformant
Tin	Mitsubishi Materials Corporation	JAPAN	Conformant
Tin	PT Timah Tbk Mentok	INDONESIA	Conformant
Tin	Jiangxi New Nanshan Technology Ltd.	CHINA	Conformant
Tin	PT Timah Tbk Kundur	INDONESIA	Conformant
Tin	Ma'anshan Weitai Tin Co., Ltd.	CHINA	Conformant
Tin	Melt Metais e Ligas S.A.	BRAZIL	Known
Tin	Metallic Resources, Inc.	UNITED STATES OF AMERICA	Conformant
Tin	Metallo Belgium N.V.	BELGIUM	Conformant
Tin	Metallo Spain S.L.U.	SPAIN	Conformant
Tin	Mineracao Taboca S.A.	BRAZIL	Conformant
Tin	PT Bangka Serumpun	INDONESIA	Conformant
Tin	PT Mitra Stania Prima	INDONESIA	Conformant
Tin	Rui Da Hung	TAIWAN, PROVINCE OF CHINA	Conformant
Tin	Soft Metais Ltda.	BRAZIL	Conformant
Tin	Thai Nguyen Mining and Metallurgy Co., Ltd.	VIET NAM	Conformant
Tin	Thaisarco	THAILAND	Conformant
Tin	Tin Technology & Refining	UNITED STATES OF AMERICA	Conformant
Tin	White Solder Metalurgia e Mineracao Ltda.	BRAZIL	Conformant
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	CHINA	Conformant
Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	CHINA	Conformant

Tungsten	Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	CHINA	Conformant
Tungsten	Xiamen Tungsten Co., Ltd.	CHINA	Conformant

We note the following in connection with the information in the table:

(a) All information in the table is as of April 29, 2022.

(b) “Conformant” means that the smelter or refiner has successfully completed an assessment against the applicable Responsible Minerals Assurance Process (“RMAP”) standard or equivalent cross-recognized assessment. Included smelters or refiners were not necessarily Conformant for all or part of 2021 and may not continue to be Conformant for any future period.

(c) “Known” means the smelter or refiner is not listed as “Conformant” or “Non-conformant.”

(d) “Non-conformant” means the smelter or refiner has been independently assessed and found non-conformant with the relevant RMAP or cross-recognition audit standard.

(e) “Country Location” is the country in which the listed smelter or refiner is located.

(f) The compliance status and smelter or refiner location reflected in the table is based solely on information made publicly available by the RMI, without independent verification by us.

Country of Origin Information:

The countries of origin of the 3TG processed by the Conformant smelters and refiners listed above may have included countries in each of the categories listed below, as well as possibly other countries. Our country of origin determinations were based on information made available by the RMI to its members.

Argentina, Australia, Austria, Azerbaijan, Belgium, Bolivia (Plurinational State of), Brazil, Burkina Faso, Burundi*, Canada, Chile, China, Colombia, Côte d'Ivoire, Dominican Republic, Ecuador, Egypt, Ethiopia, Fiji, Finland, French Guiana, Germany, Ghana, Guatemala, Guinea, Guyana, Honduras, India, Indonesia, Japan, Kazakhstan, Kenya, Kyrgyzstan, Lao People's Democratic Republic, Liberia, Madagascar, Malaysia, Mali, Mauritania, Mexico, Mongolia, Morocco, Mozambique, Myanmar, Namibia, New Zealand, Nicaragua, Niger, Nigeria, Oman, Panama, Papua New Guinea, Peru, Philippines, Portugal, Russian Federation, Rwanda*, Saudi Arabia, Senegal, Serbia, Sierra Leone, Slovakia, South Africa, South Korea, Spain, Sudan, Suriname, Sweden, Taiwan, Tanzania*, Thailand, The Democratic Republic of the Congo*, Turkey, Uganda*, United Kingdom of Great Britain and Northern Ireland, United States of America, Uzbekistan, Vietnam, Zambia* and Zimbabwe.

*Indicated Covered Countries – the 9 countries adjoining the Democratic Republic of the Congo and the Democratic Republic of the Congo

In addition, some of the listed Conformant smelters and refiners may have processed 3TG originating from recycled or scrap sources.

For 2021, we were not able to determine the country of origin of the 3TG processed by any of the smelters or refiners listed as “Known” or “Non-conformant.”